Exhibit 99.2

APTORUM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Company’s financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included herein.

This proxy statement/prospectus includes consolidated financial statements for the years ended December 31, 2024, 2023, and 2022. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the changes in our results of operations for the years ended December 31, 2022, and 2021 has been omitted, but may be found in “Item 5. Operating And Financial Review And Prospects” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

A. Operating Results

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases.

Based on our evaluation of preliminary data and our consideration of a number of factors including substantial unmet needs, benefits over existing therapies, potential market size, competition in market, the Company decides how to prioritize its resources among projects. Overall, our rationale for selecting Lead Projects is not based on any mechanical formula or rigid selection criteria, but instead focused on a combination of the factors and individual attributes of the Lead Projects themselves.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Obtaining and leveraging government grants to fund project development.

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4 and SACT-1.

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. The Company also ceased exploring potential synergies with Accelerate Technologies Pte Ltd., with whom it was working on the previously disclosed PathsDx Test. There is currently no material agreement or ongoing research associated with the PathsDx Test. The Company did not incur any research and development expenses for this program for the nine months ended September 30, 2025 and it is not material to the Company’s business operations. These measures are aimed at optimizing the allocation of its resources and focusing its efforts on advancing lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with the Company’s commitment to enhance shareholder value and effectively drive its core objectives forward in the competitive landscape.

On March 1, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Company, and YOOV Group Holding Limited, a BVI business company organized under the laws of British Virgin Islands (“YOOV”) to effect a merger among the parties (the “Merger”); the Company decided to pause the majority of its R&D activities to focus on the merger to ensure optimal allocation of resources and maximize shareholder value. On October 25, 2024, the Company and Yoov mutually agreed to terminate the Merger Agreement, and therefore the potential merger was abandoned. The Company will continue to explore other reverse takeover or business combination opportunities that are expected to be accretive to shareholder value.

The Company is party to a lawsuit initially filed on notice on September 3, 2024, by Karen Cheung (“Plaintiff”) in the Supreme Court of the State of New York, County of New York (“State Court Action”) (Index No. 654541/2024), which sought relief arising from (i) violations of the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 § U.S.C. 1961(c), (ii)conspiracy to violate RICO, 18 U.S.C. § 1961(d), (iii) fraud, (iii) breach of fiduciary duty, (iv) negligent misrepresentation, (v) unjust enrichment, (vi) civil conspiracy and (vii) violations of the federal Securities Act of 1933, 15 § U.S.C. 77a et. seq. On December 27, 2024, the Company filed a Notice of Removal in the U.S. District Court for the Southern District of New York (Case No.1:24-cv-09969-VSB-OTW) removing the State Court Action to federal court. On December 30, 2024, the Company filed a demand for service of the complaint on the Company. Plaintiff filed and served her Complaint on the Company on February 24, 2025, alleging claims for (i) violations of RICO 18 U.S.C. § 1962(c), (ii) conspiracy to violate RICO 18 U.S.C. § 1962(d), (iii) fraud; (iv) aiding and abetting breach of fiduciary duty, (v) unjust enrichment, and (vi) civil conspiracy. Following a motion, Plaintiff was granted leave to amend her Complaint and filed a First Amended Complaint on June 2, 2025. The parties entered into a briefing schedule on the Company’s anticipated motion to dismiss (“Motion to Dismiss”), and the Company filed its opening brief on the Motion to Dismiss on July 18, 2025. Plaintiff filed her opposition to the Motion to Dismiss on September 5, 2025, and the Company’s reply in support of the Motion to Dismiss was due on October 6, 2025. The Company continues to believe that Plaintiff’s claims have no merit. As such, the Company will continue to vigorously defend against Plaintiff’s claims. At this time, it is too early to estimate the costs and expenses of defending the lawsuit.

Registered Direct Offerings

On October 10, 2025, the Company entered into certain securities purchase agreement (the “October Purchase Agreement”) with certain non-affiliated institutional investors (the “October Purchasers”) pursuant to which the Company agreed to sell (1) 1,000,000 Class A ordinary shares, and (2) in a concurrent private placement, restricted warrants to purchase an aggregate of up to 2,000,000 Ordinary Shares (the “Restricted Warrants”), for aggregate gross proceeds of approximately $2 million (the “October 2025 Offering”). The October 2025 Offering closed on October 14, 2025.

Each Restricted Warrant is exercisable immediately as of the date of issuance at an exercise price of $2.00 per Class A Ordinary Share and expires twenty-four months from the effective date of a registration statement registering for resale the Class A Ordinary Shares underlying the Restricted Warrants. The Restricted Warrants and the Class A Ordinary Shares issuable upon the exercise of the warrants are not being registered under the Securities Act and were offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company agreed in the October Purchase Agreement that it would not issue any Class A ordinary shares, or Ordinary Share Equivalents for thirty (30) calendar days following the closing of the October 2025 Offering, subject to certain exceptions.

Concurrently with the execution of the October Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “October Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Class A ordinary shares which are or will be beneficially owned by them for thirty (30) days following the closing of the October 2025 Offering.

H.C. Wainwright & Co., LLC, acted as the exclusive placement agent (the “Placement Agent”), in connection with the October 2025 Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds raised in the October 2025 Offering. The Company will also pay the Placement Agent a management fee equal to 1.0% of the gross proceeds raised in the October 2025 Offering, $5,000 for non-accountable expenses, up to $50,000 for expenses of legal counsel and other out-of-pocket expenses and $10,000 for clearing fees all associated with the October 2025 Offering. The Company also issued the Placement Agent’s designees warrants (the “Placement Agent Warrants”) to purchase up to 60,000 Class A Ordinary Shares, at an exercise price equal to $2.50 per share. The Placement Agent Warrants are exercisable immediately upon issuance on October 10, 2025 and expire on the earlier of 24 months from the effective date of a registration statement or October 10, 2030. After deducting fees due to the Placement Agent and our estimated offering expenses, the net proceeds from the October 2025 Offering were US$1.716 million.

On January 2, 2025, the Company entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with certain non-affiliated institutional investors pursuant to which the Company sold 1,535,000 Class A ordinary shares of the Company at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000.

Private Placement Offerings

Sales of convertible notes

On September 11, 2023, the Company entered into a Securities Purchase Agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Company sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A ordinary shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain shares that the Company owns (“Collateral”). Upon the Company’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Company prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Company can make that payment in cash or in shares. The principal outstanding amount as of the date hereof is $3,000,000. On September 11, 2025, the parties agreed to extend the term of the Sep 2023 Note for an additional 12 months; the parties also agreed to amend the terms of the Sep 2023 Note such that Jurchen, at is sole discretion, shall be permitted to convert the Sep 2023 Note upon three days written notice.

Merger with DiamiR Biosciences Corp.

On July 14, 2025, the Company and DiamiR Biosciences Corp., a Delaware corporation (“DiamiR”), entered into an Agreement and Plan of Merger on July 14, 2025, (the “Merger Agreement”), pursuant to which, among other matters, Aptorum will form a direct, wholly owned subsidiary in the state of Delaware (“Merger Sub”), which will merge with and into DiamiR, with DiamiR surviving as a wholly owned subsidiary of Aptorum, and the surviving corporation of the merger with the Merger Sub (the “Merger”). Aptorum following the Merger is referred to herein as the “Combined Company.”

Concurrently with the execution of the Merger Agreement, DiamiR and Aptorum Therapeutics Limited, a wholly owned subsidiary of the Company (“Aptorum Therapeutics”), entered into a management services agreement, pursuant to which, Aptorum Therapeutics shall pay a monthly service fee and reimburse expenses to DiamiR in exchange for the officers and employees of DiamiR providing services to Aptorum Therapeutics to develop a diagnostic test for early detection and monitoring of progression of glioblastoma until the earlier of the closing of the Merger or December 31, 2025. In addition, concurrently with the execution of the Merger Agreement, DiamiR, DiamiR LLC, a wholly owned subsidiary of DiamiR, the Company and Aptorum Therapeutics entered into an intellectual property license agreement (“Licensing Agreement”), pursuant to which DiamiR and DiamiR LLC shall license on a non-exclusive basis their respective intellectual properties to Aptorum Therapeutics in exchange for upfront and periodic payments and royalties until the earlier of the closing of the Merger or December 31, 2025. As the parties continue to work towards satisfying the closing conditions for the Merger, they agreed to extend the December 31, 2025 termination date of the Merger Agreement and other related agreements to March 31, 2026. The parties signed an amendment to the Management Services Agreement reflecting the extended term (the “Amendment”); the Amendment also increased the monthly Management Service Fee to $105,000 per month. Ian Huen, Aptorum’s Chairman and Chief Executive Officer, who beneficially owns approximately 87% of the Company’s total voting power, signed a voting and support agreement simultaneously with the execution of the Merger Agreement, pursuant to which he agreed to vote in favor of the transactions contemplated in the Merger Agreement. Upon closing, Aptorum and certain stockholders of DiamiR, who collectively own 84.9% of DiamiR’s outstanding shares, will sign a stockholders agreement (“Stockholders Agreement”), which will be effective so long as the stockholders of DiamiR beneficially own, in the aggregate, a number of shares of common stock of the Combined Company equal to at least 25% of the then outstanding shares of the Combined Company (such beneficial ownership, the “DiamiR Stockholders Beneficial Ownership”; such period, the “Appointment Period”). The parties agree that, during the Appointment Period, they will take all necessary actions to cause the number of directors at the Board of the Combined Company to be fixed at five (5). In addition, Kira S. Sheinerman, the co-founder and a stockholder of DiamiR, and her affiliates (“DiamiR Primary Stockholder Parties”) will have the right to appoint two (2) designees (each designee, the “Primary Stockholder Designee”, collectively, the “Primary Stockholder Designees”) for nomination and election to the Board of Combined Company, and at least one (1) designee shall satisfy the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq listing rules, provided that the DiamiR Stockholders Beneficial Ownership is not less than 36%, and the DiamiR Primary Stockholder Parties will have the right to appoint one (1) director nominee to the Board of Combined Company, provided that the DiamiR Stockholders Beneficial Ownership is no less than 25%. For the election of directors of the Combined Company: (1) each stockholder of DiamiR, who is a party to the Stockholders Agreement, will agree to vote all of its shares of the Combined Company in favor of each Primary Stockholder Designee; (2) with respect to the election of nominees who are not Primary Stockholder Designees, (a) until Aptorum’s 2027 annual stockholders meeting (the “2027 Meeting”), each stockholder of DiamiR will agree to vote all of its shares of the Combined Company in accordance with the recommendations of the nominating and governance committee of the Board of the Combined Company; and (b) beginning at the 2027 Meeting and at each annual meeting thereafter: (i) each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote, in its sole discretion, all of its shares of the Combined Company in favor of one additional nominee who is not an Primary Stockholder Designee; provided that if the number of directors constituting the Board of the Combined Company is increased above five (5), then the number of additional nominees (i) shall automatically increase by such number of additional directors (each such additional nominee or nominees, as applicable, an “Primary Stockholder Nominee”); and (ii) with respect to any uncontested election of a nominee who is not a Primary Stockholder Designee or a Primary Stockholder Nominee, each Stockholder shall vote its shares of the Combined Company in the same manner as, and in the same proportion to, all shares voted by stockholders of the Combined Company, excluding the votes or actions of the stockholders of DiamiR with respect to its shares of the Combined Company. For all other proposals or resolutions to be voted on by the stockholders of the Combined Company, each stockholder of DiamiR, who is a party to the Stockholders Agreement, may vote all of its shares of the Combined Company in its sole discretion. In addition, DiamiR will appoint Alidad Mireskandari as a non-voting observer (the “Observer”) to the Board of Combined Company upon closing of the DiamiR Merger until the earliest of (i) two (2) years from the date thereof, (ii) the Observer’s death, disability, retirement or resignation or (iii) such time as may be determined by a majority of the directors of Combined Company who are Primary Stockholder Designees. Furthermore, so long as the DiamiR Stockholder Beneficial Ownership is no less than 25%, the Combined Company should obtain prior written approval from the DiamiR Primary Stockholder Parties for certain significant corporate actions, including but not limited to (i) voluntary dissolution, winding up or bankruptcy of the Combined Company or any significant subsidiary of it; (ii) issuance of common stock or securities convertible into the shares of common stock representing more than 10% of the outstanding shares of the Combined Company in a six-month period; (iii) any amendment to the governing documents of the Combined Company that will adversely affect the Primary Stockholder Designee, or the Combined Company’s ability to fulfill its obligations under the Stockholders Agreement; (iv) any acquisition, sale of assets, merger, amalgamation nor consolidation transactions; and (v) replacement of the Chief Executive Officer or Chief Financial Officer of the Combined Company.

If, at any time that the DiamiR Stockholder Beneficial Ownership is less than 25%, the Primary Stockholder Parties shall no longer have any right to designate any nominee for election to the Board of the Combined Company, or have the right to veto on the significant corporate actions as set forth in the Stockholders Agreement.

Immediately prior to the closing of the Merger, Aptorum will transfer by way of continuation to and domesticate as a Delaware corporation (the “Domestication”; the Company immediately following the Domestication and prior to the closing of Merger, “Aptorum Delaware”). In connection with the Domestication, each then issued and outstanding Class A ordinary share of Aptorum will convert automatically, on a one-for-one basis, into a share of common stock of Aptorum Delaware, and each then issued and outstanding Class B ordinary share of Aptorum will convert automatically into a share of common stock of Aptorum Delaware and a share of non-voting and non-convertible Series A preferred stock of Aptorum Delaware.

At the effective time of the Merger (the “Effective Time”), each then-outstanding share of DiamiR’s common stock, other than dissenting shares, will be converted into a number of shares of Aptorum Delaware common stock equal to the Conversion Ratio described in more detail in the section titled “The Merger Agreement-Conversion Ratio” (the “Conversion Ratio”). Immediately following the closing of the Merger, stockholders of DiamiR and existing Aptorum shareholders will own approximately 70% and 30%, respectively, of the outstanding shares of the Combined Company.

The Merger Agreement contains customary representations and warranties of the parties thereto, as well as certain covenants governing the conduct of each parties respective business between the date of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement. The Merger Agreement also includes customary closing conditions, including shareholder approval of certain matters related to the Merger and Aptorum maintaining a certain amount of cash balance and working capital.

The Merger Agreement contains customary representations and warranties and agreements and obligations, conditions to closing and termination provisions. The foregoing descriptions of terms and conditions of the Merger Agreement, Management Services Agreement, Intellectual Property License Agreement, voting and Support Agreement and Stockholders Agreement do not purport to be complete and are qualified in their entirety by the full text of the form of the such documents which are attached hereto as exhibits.

About DiamiR

DiamiR was incorporated in Delaware on June 16, 2014, and primarily operates through its wholly owned subsidiary, DiamiR, LLC, which was incorporated as a limited liability company in Delaware on September 17, 2009. DiamiR is a molecular diagnostics company focused on developing and commercializing minimally invasive tests for early detection and monitoring of neurodegenerative diseases, such as mild cognitive impairment and Alzheimer’s disease, rare neurodevelopmental diseases, such as Rett syndrome, other brain health disorders, and cancer. The proprietary platform technology developed at DiamiR and protected by over 50 issued patents is based on quantitative analysis of organ-enriched microRNAs detectable in blood plasma. In addition to blood-based microRNA panels, as part of its biopharma services DiamiR’s CLIA/CAP-certified laboratory offers protein and genetic biomarker analyses for screening, patient stratification, disease and treatment monitoring.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result of this commitment, our pipeline of drug candidates has been steadily advancing.

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses may significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

Research and development expenses include:

●	employee and consultant compensation related expenses, including salaries, benefits and share based compensation expenses;

●	expenses incurred for payments to CROs, investigators and clinical trial sites that conduct our clinical studies;

●	the cost of acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP;

●	cost associated with sponsored research programs with various universities and research institutions

●	facilities, depreciation, and other expenses, which include office leases and other overhead expenses; and

●	costs associated with patent applications.

Research and development expenses incurred totaled $38,185, $2.2 million, $5.2 million, and $9.2 million for the nine months ended September 30, 2025 and the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 3.8%, 55.7%, 46.6%, and 49.0% of our total operating expenses for the respective period.

RESULTS OF OPERATIONS

For the nine months ended September 30, 2025 and 2024

The following table summarizes our results of operations for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Operating expenses
Costs of healthcare services	—	—
Research and development expenses	(261,168)	(2,479,627)
General and administrative fees	(361,342)	(570,663)
Legal and professional fees	(656,865)	(443,521)
Other operating income (expenses)	286,978	(67,086)
Total operating expenses	(992,397)	(3,560,897)

Other (expenses) income
Sundry income	—	286,946
Loss on disposal of subsidiaries	—	(4,271)
Interest expense, net	(73,493)	(109,168)
Total other (expenses) income, net	(73,493)	173,507

Net loss	$(1,065,890)	$(3,387,390)
Less: net loss attributable to non-controlling interests	(10,115)	(39,484)

Net loss attributable to Aptorum Group Limited	$(1,055,775)	$(3,347,906)

Revenue and cost

There was no revenue and cost for both period due to reallocate resources towards the development of the Company’s leading projects.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the nine months ended September 30, 2025 and 2024. During the period ended 30 September 2025, we determined it was best to focus all of our attention and resources on completing the Merger and therefore paused the majority of our R&D activities during that time, and we determined that searching for other business combination opportunities could maximize shareholder value, and our R&D activities remain suspended.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Amortization and depreciation	$—	$376,913
Consultation	222,983	107,692
Milestones payment	—	60,659
Sponsored research	—	34,948
Contracted research organizations	—	166,972
Other R&D expenses	38,185	32,962
Impairment loss on long-lived assets	—	1,699,481
Total Research and Development Expenses	261,168	2,479,627

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
R&D expenses by projects
ALS-4	$4,301	$1,879,257
SACT-1	33,884	161,539
PathsDx	—	153,957
Other projects	222,983	284,874
Total	$261,168	$2,479,627

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the nine months ended September 30, 2025 and 2024. The decrease in general and administrative expenses was primarily attributable to the streamlining of our operations to focus on preparation for the Merger, which has since been abandoned.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
General and Administrative Fees:
Insurance	$161,436	$270,705
Rent and rates	94,665	106,039
Payroll expenses	19,057	88,962
Amortization and depreciation	—	3,480
Travelling expenses	1,365	205
Other expenses, net	84,819	101,272
Total General and Administrative Fees	361,342	570,663

Legal and professional fees

For the nine months ended September 30, 2025 and 2024, the legal and professional fees were $656,865 and $443,521, respectively. The increase in legal and professional fees was primarily attributed to the non-routine activities such as potential merger activity that were present in the same period last year. Such non-routine exercises in the current period have resulted in an increase in legal and professional fees.

Other operating income (expenses)

For the nine months ended September 30, 2025 other operating income of $286,978 mainly represent the exchange gain arising on change in foreign exchange rate.

Other (expenses) income

The following table sets forth a summary of other (expenses) income for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Other (expenses) income:
Interest expense, net	(73,493)	(109,168)
Loss on disposal of subsidiaries	—	(4,271)
Sundry income	—	286,946
Total other (expenses) income, net	(73,493)	173,507

Net loss attributable to Aptorum Group Limited

For the nine months ended September 30, 2025 and 2024, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $1,055,775 and $3,347,906, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $1,065,890, deficit of 1,921,942 and net operating cash outflow of $1,300,827 for the nine months ended September 30, 2025. In addition, the Group had an accumulated deficit of $73,485,303 as of September 30, 2025. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions or private lender; and

●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of September 30, 2025.

	Payment Due by Period (Unaudited)
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	50,972	50,972	—	—
Debt obligations	3,374,500	3,374,500	—	—
Total	3,425,472	3,425,472	—	—

Operating lease commitments

We have an operating lease for laboratory. Operating lease commitments reflect our obligation to make payments under the operating lease.

Debt obligations

Debt obligations reflect outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A Ordinary Shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025, and the respective credit line has been extended further to August 2026. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of September 30, 2025, we do not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of September 30, 2025 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
From entering phase 1 to before first commercial sale	920,000
First commercial sale	800,000
Net sales amount more than certain threshold in a year	7,000,000
Subtotal	$8,720,000

For the nine months ended September 30, 2025 and 2024, the Group incurred $nil and $60,659 milestone payments respectively. For the nine months ended September 30, 2025 and 2024, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(1,300,827)	$(1,309,380)
Net cash provided by investing activities	—	58,621
Net cash provided by financing activities	2,699,200	—
Net increase (decrease) in cash and restricted cash	$1,398,373	$(1,250,759)

For the nine months ended September 30, 2025 and 2024

Operating activities

Net cash used in operating activities amounted to $1.3 million for both the nine months ended September 30, 2025 and 2024. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash provided by investing activities amounted to nil and $0.1 million for the nine months ended September 30, 2025 and 2024, respectively. The decrease in net cash provided by investing activities was due to the decrease in proceed from disposal of fixed assets.

Financing activities

Net cash provided by financing activities amounted to 2.7milliom and nil for the nine months ended September 30, 2025 and 2024, respectively. The increase in net cash inflow from financing activities is attributed to the placing of shares during the period.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Results of Operations for the Years ended December 31, 2024, and 2023

During the second quarter of 2023, the Company decided to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

The following table summarizes our results of operations for the years ended December 31, 2024, and 2023.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue
Healthcare services income	$—	$431,378

Operating expenses
Cost of healthcare services	—	(420,812)
Research and development expenses	(2,195,161)	(5,198,329)
General and administrative fees	(669,486)	(1,930,637)
Legal and professional fees	(803,285)	(2,538,161)
Other operating expenses	(272,609)	(1,067,690)
Total expenses	(3,940,541)	(11,155,629)
Other (expense) income, net
Loss on investments in marketable securities, net	—	(9,266)
Unrealized gain from fair value change of the long-term investments, net	—	6,431,088
Impairment loss of long-term investment	(1,000,000)	(77,200)
Interest expense, net	(146,924)	(121,145)
Gain on disposal of subsidiaries	703	—
Government subsidies	928,461	123,015
Sundry income	564	36,784
Total other (expense) income, net	(217,196)	6,383,276
Net loss	(4,157,737)	(4,340,975)

Revenue

Healthcare services income was $nil and $431,378 for the years ended December 31, 2024, and 2023, which related to the service income derived from clinic. The decline in healthcare services income was attributed to the strategic decision to suspend clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $nil and $420,812 for the years ended December 31, 2024, and 2023, which related to the cost incurred by clinic. The decline in cost of healthcare services was attributed to the strategic decision to suspend clinic services in the second quarter of 2023.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2024, and 2023. In the fourth quarter of fiscal 2024 we determined that searching for other business combination opportunities could maximize shareholder value, and R&D focused on non-lead products remain suspended.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Research and Development Expenses:
Contracted research organizations services	$166,972	$1,387,534
Sponsored research	39,972	17,149
Amortization and depreciation	251,567	1,071,455
Consultation	44,872	1,207,188
Loss on impairments of an intangible asset	128,128	519,497
Impairment of properties, plant and equipment	1,421,782	—
Payroll expenses	—	363,139
Other R&D expenses	141,868	632,367
Total Research and Development Expenses	$2,195,161	$5,198,329

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2024, and 2023. The decrease in general and administrative fees was primarily attributable to the streamlining of our operations to focus on preparation for the Yoov Merger, which has since been abandoned.

	Year Ended December 31, 2024	Year Ended December 31, 2023
General and Administrative Fees:
Payroll expenses	$208,348	$893,437
Rent and rates	97,253	213,701
Travelling expenses	205	59,874
Amortization and depreciation	3,480	53,799
Insurance	335,616	474,746
Advertising and marketing expenses	—	48,982
Write-off of prepayment and other receivables	9,782	—
Other expenses	14,802	186,098
Total General and Administrative Fees	$669,486	$1,930,637

Legal and professional fees

For the years ended December 31, 2024, and 2023, the legal and professional fees were $803,285 and $2,538,161, respectively. The decrease in legal and professional fees was primarily attributed to the lack of non-routine activities that were present in the same period last year, such as the implementation of reverse stock split, and amendments to the memorandum and articles of association. The absence of such non-routine exercises in the current period has resulted in a decrease in legal and professional fees.

Other operating expenses

For the years ended December 31, 2024, and 2023, the other operating expenses was $272,609 and $1,067,690, respectively. The decrease in other operating expenses was primarily due to the decrease in impairment loss of long-lived assets since the majority of long-lived assets were impaired in prior year and no such large impairment in current year.

Other (expense) income, net

For the years ended December 31, 2024, and 2023, the other expense, net, was $217,196 and other income, net, was $6,383,276, respectively. The changes from other income in 2023 to other expense in 2024 was mainly due to there was a one-off unrealized gain from fair value change of the long-term investments, amounted to $6.4 million in prior year, which there are no such gain in current year.

Net loss attributable to the Company

For the years ended December 31, 2024, and 2023, net loss attributable to the Company (excluding net loss attributable to non-controlling interests) was $4,267,806 and $2,824,647, respectively.

Results of Operations for the Years ended December 31, 2023, and 2022

During the second quarter of 2023, the Company made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. This measure is aimed at optimizing the allocation of our resources and focusing our efforts on advancing our lead projects, which hold the most promise for commercial success and beneficial impact. This decision aligns with our commitment to enhance shareholder value and effectively drive our core objectives forward in the competitive landscape.

The following table summarizes our results of operations for the years ended December 31, 2023, and 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue
Healthcare services income	$431,378	$1,295,889

Operating expenses
Cost of healthcare services	(420,812)	(1,215,824)
Research and development expenses	(5,198,329)	(9,219,595)
General and administrative fees	(1,930,637)	(5,220,405)
Legal and professional fees	(2,538,161)	(2,888,140)
Other operating expenses	(1,067,690)	(261,038)
Total expenses	(11,155,629)	(18,805,002)

Other income, net
Loss on investments in marketable securities, net	(9,266)	(134,134)
Unrealized gain from fair value change of the long-term investments, net	6,431,088	6,108,872
Impairment loss of long-term investment	(77,200)	(520,821)
Interest (expense) income, net	(121,145)	146,588
Government subsidies	123,015	335,499
Sundry income	36,784	48,007
Total other income, net	6,383,276	5,984,011
Net loss	(4,340,975)	(11,525,102)

Revenue

Healthcare services income was $431,378 and $1,295,889 for the years ended December 31, 2023, and 2022, which related to the service income derived from clinic. The decline in healthcare services income was attributed primarily to the decision to terminate clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company’s leading projects.

Cost of healthcare services

Cost of healthcare services was $420,812 and $1,215,824 for the years ended December 31, 2023, and 2022, which related to the cost incurred by clinic. The decline in cost of healthcare services was aligned with the decline in revenue when compared to last period.

Research and development expenses

The following table sets forth a summary of our research and development expenses for the years ended December 31, 2023, and 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and full impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants, and reduction of employees during current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Research and Development Expenses:
Payroll expenses	$363,139	$1,305,363
Contracted research organizations services	1,387,534	1,709,927
Sponsored research	17,149	17,061
Amortization and depreciation	1,071,455	1,064,012
Consultation	1,207,188	4,423,963
Loss on disposal and impairments of an intangible asset	519,497	205,189
Other R&D expenses	632,367	494,080
Total Research and Development Expenses	$5,198,329	$9,219,595

General and administrative fees

The following table sets forth a summary of our general and administrative expenses for the years ended December 31, 2023, and 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees and reduction of employees during current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	Year Ended December 31, 2023	Year Ended December 31, 2022
General and Administrative Fees:
Payroll expenses	$893,437	$3,793,367
Rent and rates	213,701	265,558
Travelling expenses	59,874	158,357
Amortization and depreciation	53,799	143,498
Insurance	474,746	546,675
Advertising and marketing expenses	48,982	98,082
Other expenses	186,098	214,868
Total General and Administrative Fees	$1,930,637	$5,220,405

Legal and professional fees

For the years ended December 31, 2023, and 2022, the legal and professional fees were $2,538,161 and $2,888,140, respectively. The decrease in legal and professional fees was mainly due to less consulting services engaged during 2023 as a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects.

Other operating expenses

For the years ended December 31, 2023, and 2022, the other operating expenses was $1,067,690 and $261,038, respectively. The increase in other operating expenses was primarily due to impairment losses of long-lived assets during current period, such as right-of-use assets, which resulted from the decision to terminate clinic services in the second quarter of 2023, and allowance of credit losses for amount due from related parties, which results from the decision to suspend non-lead projects owned by the related party.

Other income, net

For the years ended December 31, 2023, and 2022, the other income, net was $6,383,276 and $5,984,011, respectively. The increase in other income, net was mainly due to the increase in unrealized gain from fair value change of the long-term investments, net.

Net loss attributable to Aptorum Group Limited

For the years ended December 31, 2023, and 2022, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $2,824,647 and $9,799,560, respectively.

B. Liquidity and capital resources

The Group reported a net loss of $4,157,737 and net operating cash outflow of $1,189,734 for the year ended December 31, 2024. In addition, the Group had an accumulated deficit of $72,429,528 as of December 31, 2024. On January 2, 2025, the Group entered into a certain securities purchase agreement with certain non-affiliated institutional investors pursuant to which the Group sold 1,535,000 Class A ordinary shares of the Group, par value $0.00001 per share at a per share price of $2.00 in a registered direct offering, for gross proceeds of $3,070,000. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Group is unable to generate sufficient funds to finance the working capital requirements of the Group within the normal operating cycle of a twelve-month period from the date of these consolidated financial statements are issued, the Group may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from banks and other financial institutions or private lender; and

●	equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Condensed Summary of Cash Flows for the Years Ended December 31, 2024, and 2023

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash used in operating activities	$(1,189,734)	$(7,724,364)
Net cash provided by investing activities	58,621	624,767
Net cash provided by financing activities	—	4,092,068
Net decrease in cash and cash equivalents	(1,131,113)	(3,007,529)

Operating activities

Net cash used in operating activities amounted to $1.2 million and $7.7 million for the years ended December 31, 2024, and 2023. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on the previously anticipated Merger.

Investing activities

Net cash used in investing activities amounted to $0.1 million and $0.6 million for the years ended December 31, 2024, and 2023. The decrease in net cash provided by investing activities was due to the decrease in cash received from related parties for loan repayment by $0.6 million; the related parties are entities controlled by Ian Huen, Chief Executive Officer and executive director of the Company.

Financing activities

Net cash provided by financing activities amounted to $nil and $4.1 million for the year ended December 31, 2024, and 2023. The decrease in net cash inflow from financing activities is attributed to the absence of financing activities during the period, as the Company was solely focused on the previously anticipated Merger.

Condensed Summary of Cash Flows for the Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net cash used in operating activities	$(7,724,364)	$(12,318,965)
Net cash provided by investing activities	624,767	2,444,896
Net cash provided by financing activities	4,092,068	6,625,462
Net decrease in cash and cash equivalents and restricted cash	(3,007,529)	(3,248,607)

Operating activities

Net cash used in operating activities amounted to $7.7 million and $12.3 million for the years ended December 31, 2023, and 2022. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company’s exclusive emphasis on its lead projects.

Investing activities

Net cash provided by investing activities amounted to $0.6 million and $2.4 million for the years ended December 31, 2023 and 2022. The decrease in net cash provided by investing activities was due to the decrease in net cash repayment from loan to related parties by $2.1 million, which was partially mitigated by a $0.2 million decrease in capital expenditures.

Financing activities

Net cash provided by financing activities amounted to $4.1 million and $6.6 million for the year ended December 31, 2023 and 2022. The decrease in net cash inflow from financing activities was primarily a result of the repayment of a bank loan in the amount of $3.0 million and decrease in loan from bank of $3.0 million, partially mitigated by a $2.0 million increase in loan from a related party, and a $1.6 million increase in proceeds from issuance of Class A ordinary shares.

CAPITAL EXPENDITURES

Our capital expenditures were $nil, $3,000 and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. These capital expenditures were incurred primarily for investments in facilities, leasehold improvements, equipment and technology.

COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2024.

	Payment Due by Period
	Total US$	less than one year US$	One to three years US$	Three to five years US$
Operating lease commitments	122,114	97,541	24,573	—
Debt obligations	3,360,000	3,360,000	—	—
Total	3,482,114	3,457,541	24,573	—

Operating lease commitments

We have an operating lease for laboratory as of December 31, 2024. Operating lease commitments reflect our obligation to make payments under these operating leases.

Debt obligations

Debt obligations reflect outstanding principal and accrued interest payable to Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to a convertible note arrangement. This instrument features a conversion option at a price of $2.42 per share into the Company’s Class A ordinary shares. It carries a two-year maturity from the date of issuance and bears an annual interest rate of 6%.

The Group can access up to a total $12 million under a line of credit offered by Aeneas Group Limited. The line of credit was originally mature on August 12, 2022. The Group and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. The Group may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty.

CONTINGENT PAYMENT OBLIGATIONS

As of December 31, 2024, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are due upon achievements of specific conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amounts of the contingent milestone payments that the Group is required to pay up to different achievements of conditions and milestones under all license agreements in effect as of December 31, 2024, are below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$30,000
From entering phase 1 to before first commercial sale	2,120,000
First commercial sale	1,600,000
Net sales amount more than certain threshold in a year	14,000,000
Subtotal	$17,750,000

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	$146,417
$17,896,417

For the years ended December 31, 2024, 2023 and 2022, the Group incurred $61,123, $50,000 and $nil milestone payments under license agreements, respectively. For the years ended December 31, 2024, 2023 and 2022, the Group did not incur any royalties or research and development funding, respectively.

C. Research and Development, Patents and Licenses, etc.

As of the date hereof, the Company has 2 exclusively licensed technologies in the area of infectious diseases, and diagnostics. In addition, the Company is actively developing 1 proprietary technology.

For the years ended December 31, 2024, 2023, and 2022, the Group incurred $2,195,161, $5,198,329, and $9,219,595, respectively, on research and development expenses.

D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2024, that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.